Page 8 of 9 Pages

                                                                       EXHIBIT I




                                 M&M Nominee LLC
                        C/o Mexico Strategic Advisors, LLC
                               888 Seventh Avenue
                               New York, NY 10106





November 21, 2002

Board of Directors
The UniMark Group, Inc.
UniMark House
124 McMakin Road
Bartonville, Texas 76226


Dear Sirs:

We hereby present the following proposal in which a company to be formed by M&M Nominee LLC ("M&M Nominee") and affiliates of Mr. Rafael Kalach and Mr. Juan Antonio Perez Simon (the "Investors") would acquire all of the outstanding shares of common stock of The UniMark Group, Inc. (the "Company") not already owned by M&M Nominee for $0.65 per share in cash. This proposal represents almost a 200% premium over the closing price of the Company's common stock on Monday, November 18.

M&M Nominee is very familiar with the challenges the Company faces in connection with seeking to develop its business, including its continuing need for additional capital or financing to support development of its business and the "going concern" issues raised in the Company's public filings. We are also aware of the large, and increasing, costs to the Company, as a publicly traded corporation, of compliance with existing and newly proposed Securities and Exchange Commission ("SEC") regulations, which are significant given the size of our Company.

From the public shareholders' perspective, we are also aware that there is limited liquidity for shareholders in the public market, with trading volume of only approximately 4000 shares per day on average over the last three months. Moreover, we note that the closing price range for the Company's stock since January 1, 2002 has never exceeded our offer price and is currently trading at or near historical lows.

Therefore, after much consideration, we believe that providing a premium to existing shareholders (other than M&M Nominee) at a fair price and operating the Company as a private enterprise is the best alternative to the Company and its shareholders.

                                                               Page 9 of 9 Pages


We would anticipate that the transaction we are proposing would be structured as a merger approved by the Board of Directors where all of the Company shares not owned by M&M Nominee would be exchanged for $0.65 per share. We are ready to negotiate a definitive merger agreement with the Company which would contain customary terms and conditions for transactions of this type. We would not anticipate that there would be any financing condition in the merger agreement nor are we aware of any required regulatory approvals (other than SEC filings) in connection with the transaction. Because of our familiarity with the Company, we have a limited need for due diligence and can move very quickly to negotiate and execute a definitive merger agreement. We anticipate that the Board of Directors may wish to establish a special committee consisting of the Company's disinterested directors to review our proposal. M&M Nominee, the Investors and their legal counsel are available to discuss the proposal with the Board or its special committee at any time.

We look forward to promptly discussing our proposal with the Company and its representatives and moving forward with our transaction, which we believe is in the best interests of the Company and its shareholders.



Sincerely,



M&M NOMINEE LLC



By:/s/ John F. Brown
   --------------------
   John F. Brown
   Attorney-in-Fact